Exhibit 12

IMC Global Inc.
Computation of Ratio of Earnings to Fixed Charges

	Years ended December 31
	2003	2002	2001	2000	1999
Fixed charges:
Interest charges	$ 185.7	$ 174.2	$ 152.3	$ 112.6	$ 111.4
Net amortization of debt discount and premium and issuance expense	8.2	8.5	8.4	5.4	5.7
Interest portion of rental expense	8.0	8.0	6.7	5.0	6.4
Total fixed charges	$ 201.9	$ 190.7	$ 167.4	$ 123.0	$ 123.5
Earnings:
Earnings (loss) from continuing operations before minority interest	$ (107.8)	$ (0.2)	$ (93.1)	$ 118.7	$ (390.0)
Interest charges	185.7	174.2	152.3	112.6	111.4
Net amortization of debt discount and premium and issuance expense	8.2	8.5	8.4	5.4	5.7
Interest portion of rental expense	8.0	8.0	6.7	5.0	6.4
Total earnings (loss)	$ 94.1	$ 190.5	$ 74.3	$ 241.7	$ (266.5)
Ratio of earnings to fixed charges[a]	0.5	1.0	0.4	2.0	(2.2)

a The Company's earnings were insufficient to cover fixed charges by $107.8 million, $93.1 million and $390.0 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Return to IMC Global Inc. Form 10-K